

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Mr. Ronald J. Packard
Chief Executive Officer
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

>   **Re: K12 Inc.**
>   **Amendment 1 to Preliminary Proxy Statement**
>   **Filed November 5, 2010**
>   **File No. 001-33883**

Dear Mr. Packard:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to this comment, we may have additional comments.

Opinion of Duff & Phelps, LLC, page 29

1.   We note your responses to comments six, eight and nine from our letter dated October 27, 2010 and are unable to agree. As Note A to Schedule 14A makes clear, shareholders do not have to be asked to vote on a merger for Item 14 information to be material to shareholders' voting decisions if the matter that shareholders are being asked to approve is intrinsically connected to the merger. Without shareholder action, this negotiated transaction could not have taken place due to NYSE requirements. The fact that the vote will take place after the merger does not eliminate the shareholders' role in the transaction. We especially note the significant affect non-approval may have on the capital structure of the company.   Therefore, please revise your Proxy Statement to provide the information required by comments six, eight and nine.

Mr. Ronald J. Packard
K12 Inc.
November 16, 2010
Page 2

        Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810
with any questions.

                                        Sincerely,

                                        /s/ Larry Spirgel
                                        Larry Spirgel
                                        Assistant Director

cc: Via facsimile to (212) 446-6460
         William B. Sorabella, Esq.
         Kirkland & Ellis LLP